Exhibit 99.3

Aptorum Group Limited Reports Financial Results and Business Update for the Six Months Ended June 30, 2024

Aptorum Group Limited (NASDAQ: APM) (“Aptorum Group” or the “Company”), a clinical stage biopharmaceutical company dedicated to meeting unmet medical needs in oncology, autoimmune and infectious diseases, today provided a business update and announced financial results for the six months ended June 30, 2024.

“Our team and Yoov have spent considerable time and effort on the due diligence process, the negotiation of definitive terms, and the preparation of necessary transactional and listing documentation. However, current market conditions have introduced significant uncertainty regarding the availability of the required funding for the transaction. After careful consideration, our Board has determined that it is no longer in the best interests of our shareholders to proceed with this transaction. Despite this, we will continue to explore other business combination opportunities that we believe will enhance shareholder value,” stated Mr. Ian Huen, Chief Executive Officer and Executive Director of Aptorum Group Limited.

Corporate Highlights

On October 24, 2024, the Company and Yoov Group Holding Limited (“Yoov”) entered into a termination agreement and the anticipated reverse takeover transaction with Yoov was terminated.

Financial Results for the Six Months Ended June 30, 2024

Aptorum Group reported a net loss of $2.7 million for the six months ended June 30, 2024 compared to $6.6 million for the same period in 2023. The decrease in net loss in the current period was driven by the decrease in operating expenses by $4.1 million due to the implementation of stringent budgetary control measures, as a result of the Company’s exclusive emphasis on the previous anticipated RTO.

Research and development expenses were $2.0 million for the six months ended June 30, 2024 compared to $3.2 million for the same period in 2023. Before the Merger Agreement was terminated, we determined it was best to focus all of our attention and resources on completing the Merger and therefore paused the majority of our R&D activities during that time; following the termination of the Merger Agreement in the fourth quarter of fiscal 2024, we determined that searching for other business combination opportunities could maximize shareholder value, and our R&D activities remain suspended.

General and administrative fees were $0.3 million for the six months ended June 30, 2024 compared to $1.3 million for the same period in 2023. The decrease in general and administrative fees was primary due to the streamlining of our operations to focus on preparation for the Merger, which has since been abandoned.

Legal and professional fees were $0.4 million for the six months ended June 30, 2024 compared to $1.7 million for the same period in 2023. The decrease in legal and professional fees was attributed to the lack of non-routine activities that were present in the same period last year, such as the implementation of reverse stock split, and amendments to the memorandum and articles of association. The absence of such non-routine exercises in the current period has resulted in a decrease in legal and professional fees.

As of June 30, 2024, cash and restricted cash totaled approximately $0.8 million and total equity was approximately $13.2 million.

APTORUM GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

June 30, 2024 and December 31, 2023

(Stated in U.S. Dollars)

	June 30, 2024	December 31, 2023
ASSETS
Current assets:
Cash	$783,085	$2,005,351
Accounts receivable	21,800	47,709
Amounts due from related parties	3,595	961
Other receivables and prepayments	725,616	422,071
Total current assets	1,534,096	2,476,092
Property and equipment, net	-	1,663,926
Operating lease right-of-use assets	-	182,057
Long-term investments	16,098,846	16,098,846
Intangible assets, net	-	147,347
Long-term deposits	71,823	71,823
Total Assets	$17,704,765	$20,640,091

LIABILITIES AND EQUITY

LIABILITIES
Current liabilities:
Amounts due to related parties	$79,180	$79,180
Accounts payable and accrued expenses	1,148,235	1,894,341
Operating lease liabilities, current	89,145	125,232
Total current liabilities	1,316,560	2,098,753
Operating lease liabilities, non-current	62,718	99,485
Convertible notes to a related party	3,148,500	3,058,500
Total Liabilities	$4,527,778	$5,256,738

Commitments and contingencies	-	-

EQUITY
Class A Ordinary Shares ($0.00001 par value, 9,999,996,000,000 shares authorized, 3,674,164 shares issued and outstanding as of June 30, 2024; 2,937,921 shares issued and outstanding as of December 31, 2023)	$37	$31
Class B Ordinary Shares ($0.00001 par value; 4,000,000 shares authorized, 1,796,934 shares issued and outstanding as of June 30, 2024; 2,243,776 shares issued and outstanding as of December 31, 2023)	18	22
Additional paid-in capital	93,470,186	93,018,528
Accumulated other comprehensive loss	(9,762)	(10,623)
Accumulated deficit	(70,805,518)	(68,161,722)
Total equity attributable to the shareholders of Aptorum Group Limited	22,654,961	24,846,236
Non-controlling interests	(9,477,974)	(9,462,883)
Total equity	13,176,987	15,383,353
Total Liabilities and Equity	$17,704,765	$20,640,091

APTORUM GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the six months ended June 30, 2024 and 2023

(Stated in U.S. Dollars)

	For the six months ended June 30,
	2024	2023
Revenue
Healthcare services income	$-	$431,378
Operating expenses
Costs of healthcare services	-	(426,063)
Research and development expenses	(2,038,923)	(3,212,366)
General and administrative fees	(326,187)	(1,263,019)
Legal and professional fees	(366,164)	(1,738,566)
Other operating expenses	(137,233)	(330,212)
Total operating expenses	(2,868,507)	(6,970,226)

Other income (expenses)
Loss on investments in marketable securities, net	-	(9,266)
Interest expense, net	(68,462)	(93,478)
Loss on disposal of subsidiaries	(4,271)	-
Sundry income	282,353	36,803
Total other income (expenses), net	209,620	(65,941)

Net loss	$(2,658,887)	$(6,604,789)
Less: net loss attributable to non-controlling interests	(15,091)	(1,117,685)

Net loss attributable to Aptorum Group Limited	$(2,643,796)	$(5,487,104)

Net loss per share – basic and diluted	$(0.50)	$(1.43)
Weighted-average shares outstanding – basic and diluted	5,339,608	3,849,621

Net loss	$(2,658,887)	$(6,604,789)
Other comprehensive income (loss)
Exchange differences on translation of foreign operations	861	(7,485)
Other comprehensive income (loss)	861	(7,485)
Comprehensive loss	(2,658,026)	(6,612,274)
Less: comprehensive loss attributable to non-controlling interests	(15,091)	(1,117,685)
Comprehensive loss attributable to the shareholders of Aptorum Group Limited	(2,642,935)	(5,494,589)

About Aptorum Group

Aptorum Group Limited (Nasdaq: APM) is a clinical stage biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutic assets to treat diseases with unmet medical needs, particularly in oncology (including orphan oncology indications) and infectious diseases. The pipeline of Aptorum is also enriched through the co-development of PathsDx Test, a novel molecular-based rapid pathogen identification and detection diagnostics technology, with Accelerate Technologies Pte Ltd, commercialization arm of the Singapore’s Agency for Science, Technology and Research.

For more information about the Company, please visit www.aptorumgroup.com.

Disclaimer and Forward-Looking Statements

This press release does not constitute an offer to sell or a solicitation of offers to buy any securities of Aptorum Group.

This press release includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Aptorum Group has based these forward-looking statements, which include statements regarding projected timelines for application submissions and trials, largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations.

These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, development results, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group’s Form 20-F and other filings that Aptorum Group may make with the SEC in the future. As a result, the projections included in such forward-looking statements are subject to change and actual results may differ materially from those described herein.

Aptorum Group assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

This press release is provided “as is” without any representation or warranty of any kind.

Contacts

Aptorum Group Limited
Investor Relations Department
investor.relations@aptorumgroup.com
+44 20 80929299

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